SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)(1)

                            MERRIMAC INDUSTRIES, INC.
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                                (Name of issuer)

                          COMMON STOCK, $.50 PAR VALUE
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                         (Title of class of securities)

                                   590262-10-1
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                                 (CUSIP number)

                              VICTOR PAUL TERRANOVA
                              602 Nottingham Court
                            Norwood, New Jersey 07648
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                OCTOBER 10, 1995
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                  Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)
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(1)      The  remainder  of this cover page shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    VICTOR PAUL TERRANOVA
                    PAUL TERRANOVA
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                     (b) / /
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS

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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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    6      CITIZENSHIP OR PLACE OR ORGANIZATION

                    UNITED STATES
-------------------------------------------------------------------------------
  NUMBER OF        7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                          69,165
   OWNED BY   -----------------------------------------------------------------
     EACH
  REPORTING        8          SHARED VOTING POWER
 PERSON WITH
                                       -0-
              -----------------------------------------------------------------
                   9          SOLE DISPOSITIVE POWER

                                       69,165
              -----------------------------------------------------------------
                  10          SHARED DISPOSITIVE POWER

                                       -0-
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

                    69,165
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                               / /
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.0%
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   14      TYPE OF REPORTING PERSON*

                    IN
===============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This is a joint filing of Mr. Victor Paul Terranova ("V. Terranova") and Mr. Paul Terranova ("P. Terranova" and, together with V. Terranova, the "Reporting Persons"). With respect to V. Terranova, this constitutes Amendment No. 2 to the Schedule 13D filed by him on July 11, 1991 as amended by Amendment No. 1 jointly filed by the Reporting Persons on October 14, 1994. With respect to P. Terranova, this constitutes Amendment No. 1 to the Schedule 13D filed by jointly filed by the Reporting Persons on October 14, 1994. The Reporting
Persons may be considered to be a group under Rule 13d-1-(f) under the Securities Exchange Act of 1934.

Item 4.  Purpose of Transaction.

         The Reporting Persons having disposed of a significant portion of their holdings of Common Stock of the Issuer as described in Item 5 below. With respect to their remaining shares of the Issuer, the Reporting Persons may, based upon an evaluation of the Issuer's financial condition, operations and future plans, (a) attempt to dispose of the Shares in the open market, in privately negotiated transactions or otherwise, to one or more persons which may include the Issuer, (b) acquire additional shares of common stock in the open market in privately negotiated transactions or otherwise, or (c) take a combination of such actions.

         Except as stated herein, the Reporting Persons do not presently have any other proposals or plans which would result in any event listed in items (a) through (c) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         On June 12, 1995, P. Terranova sold 2,000 shares of the Issuer at a price of $11.00 per share. On June 17, 1995, P. Terranova sold 4,000 shares of the Issuer, 2,000 of which were sold at a price of $11.25 per share and 2,000 of which were sold at a price of $11.50 per share. On September 5, 1995, P. Terranova sold 1,500 shares of the Issuer at a price of $10.50 per share. On September 7, 1995, P. Terranova sold 3,035 shares of the Issuer at a price of $10.50 per share. On October 10, 1995, V. Terranova sold 90,000 shares to the Issuer at a price of $11.50 per share. On October 17, 1995 P. Terranova sold 40,000 shares of the Issuer at a price of $11.50 per share. On October 17, 1995
V. Terranova sold 20,000 shares of the Issuer at a price of $11.50 per share.

         The aggregate number of the Common Shares beneficially owned by P. Terranova and V. Terranova is 69,165 constituting approximately 4.0% of the Common Shares outstanding, based on the Issuer's Form 10QSB filing for the period ended June 17, 1995.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   October 18, 1995

                                        /s/ Victor Paul Terranova
                                        -------------------------
                                        VICTOR PAUL TERRANOVA

                                        /s/ Paul Terranova, by Victor Paul
                                        ----------------------------------
                                        Terranova, attorney-in-fact
                                        PAUL TERRANOVA, BY VICTOR PAUL
                                        TERRANOVA, ATTORNEY-IN-FACT